UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Hemcure, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

423511302
(CUSIP Number)

Antti Uusiheimala
Vision Opportunity Master Fund, Ltd
20 W. 55th Street, 5th floor
New York, NY 10019
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ]

SCHEDULE 13D
CUSIP No. 423511302

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vision Opportunity Master Fund, Ltd. *

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [   ]
(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [    ]

6.           Citizenship or Place of OrganizationCaymen Islands

Number of                           7.           Sole Voting Power                                                      0
Shares Bene-
ficially Owned                    8.           Shared Voting Power                                                  11,250,000**
By Each
Reporting                            9.           Sole Dispositive Power                                              0
Person With
     10.          Shared Dispositive Power                 11,250,000

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
11,250,000

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]

13.           Percent of Class Represented by Amount in Row (11)   65.1%

14.           Type of Reporting Person (See Instructions)   CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

** Does not include 7,500,000 shares of Common Stock issuable upon exercise of the warrant acquired on June 7, 2007 or  the 3,750,000 shares of Common Stock issuable upon exercise of the warrant that may be obtained through the exercise of the Reporting Person’s Additional Investment Option.  The warrants are subject to a 19.99% blocker.

Introduction

This Schedule 13D is being filed by Vision Opportunity Master Fund, Ltd. (the “Reporting Person”), with respect to its beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Hemcure, Inc. (the “Issuer”).

Item 1.  Security and Issuer

       This statement relates to the Common Stock of Hemcure, Inc.  The Issuer’s executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, CA  90670.

Item 2.   Identity and Background

This statement is filed by Vision Opportunity Master Fund, Ltd., a Caymen Islands company.  The Reporting Person is principally engaged in making investments.  The address of the principal business office of the Reporting Person is 20 W. 55th Street, 5th Floor, New York, New York 10019.  During the last five years, none of the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The funds used to acquire the securities that are described in this Schedule 13D were from working capital of the Reporting Person.

Item 4.   Purpose of Transaction

The Reporting Person acquired the Issuer’s securities for investment purposes. On June 7, 2007, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) 7,500,000 shares of common stock of the Issuer, and (ii) warrants to purchase 7,500,000 shares of common stock expiring on June 7, 2012 at an exercise price of $1.50 per share (the “Warrants”).  The Reporting Person has the option until June 7, 2008 (the “Additional Investment Option”) to acquire up to 3,750,000 shares of common stock and Warrants to purchase 3,750,000 shares of common stock for a price per Unit of $1.35 (with each Unit consisting of one share of common stock and a Warrant to purchase one share of common stock).  Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of common stock upon exercise of the Warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 19.99% of the issued and outstanding shares of common stock of the Issuer.

Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)           Amount beneficially owned: 11,250,000 shares of Common Stock.

(b)           Percent of Class:                                65.1%

(c)           Number of shares as to which such person has:

(i)             sole power to vote or direct the vote: 11,250,000

(ii)            shared power to vote or direct the vote:   0

(iii)           sole power to dispose or direct the disposition of:  11,250,000

(iv)           shared power to dispose or direct the disposition of:   0

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

        None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007
        VISION OPPORTUNITY MASTER FUND, LTD.

        By: /s/ Adam Benowitz
               Name: Adam Benowitz
               Title:  Managing Member